

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2024

Foo Chee Weng Desmond
Director, Chairman and Chief Executive Officer
Desfran Holdings Ltd
c/o 3 Shenton Way,
Shenton House, #23-01
Singapore 068805

      Re: Desfran Holdings Ltd
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted December 26, 2023
           CIK No. 0001982961

Dear Foo Chee Weng Desmond:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1. We note your disclosure on the prospectus cover page that you will be a "controlled company" following the offering. If true, please revise to disclose that Mr. Foo Chee Weng Desmond will also have the ability to determine all matters requiring approval by stockholders.

Consolidated Statements of Cash Flows, page F-8

2.   We note your response to prior comment 17. Cash collected from customers by your shareholder on your behalf appears to be a noncash transaction that does not represent cash receipts or cash payments. Please tell us why it is appropriate to reflect the noncash items in your statement of cash flows. Refer to ASC 230.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition
License Application, page F-13

3.   We note the disclosure you revised in response to our prior comment 18. However, it is still not clear the nature and terms of the series of tasks which are distinct and separately identifiable in your license application projects. Tell us what those tasks are and provide an analysis of how those tasks are not separate performance obligations. Refer to ASC 606-10-25-14 through 25-22.

4.   Please expand your disclosure to provide the information required by ASC 606-10-50-12 for the performance obligations for your license application contracts. Please also describe the milestones on which you measure your output progress, how you determine the achievement of the milestones, how the amount of revenues recognized for each milestone are measured, and explain why the output method measured by milestones achieved provides a faithful depiction of the transfer of services. Refer to ASC 606-10-50-18.

        Please contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services

cc: Mathew Lewis